CROGHAN BANCSHARES, INC.

323 Croghan Street

Fremont, Ohio 43420

(419) 332-7301

September 26, 2013

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Todd K. Schiffman

Assistant Director

Re:	Croghan Bancshares, Inc.

Registration Statement on Form S-4

File No. 333-190362

Dear Mr. Schiffman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Croghan Bancshares, Inc. (the “Registrant”) hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act on Monday, September 30, 2013.

In connection with this request, the Registrant hereby acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CROGHAN BANCSHARES, INC.

By:	/s/ Rick M. Robertson
Rick M. Robertson President and Chief Executive Officer